[GRAPHIC OMITTED] Ahold                                          January 8, 2007

                                                                   Press Release

TONY SCHIANO RETIRES AND CARL SCHLICKER TO BE APPOINTED AS PRESIDENT AND CEO OF GIANT-CARLISLE/TOPS

Amsterdam, The Netherlands, January 8, 2007- Ahold today announced that Giant-Carlisle/Tops CEO Tony Schiano is retiring after 34 years with Ahold companies, and that Carl Schlicker, currently Executive Vice President Sales and Marketing for Giant-Carlisle/Tops, has been appointed his successor,

Schlicker will assume his new role on February 1, 2007, reporting directly to Lawrence Benjamin, Chief Operating Officer of Ahold's U.S. operations. Schiano will remain with Giant-Carlisle/Tops until March 15, 2007 to allow for an effective transition.

"Carl's broad experience and proven ability to deliver results position him especially well to lead the team at Giant-Carlisle/Tops," said Ahold President and CEO Anders Moberg. "I am pleased that he has agreed to take on this challenge and build upon the excellent work that Tony and the team have been doing for the business."

Schlicker has spent his professional career working in the retail supermarket business and has been with various Ahold companies for 20 years. In 1986, he joined First National Supermarkets (later part of Edwards Food Stores) following positions at Acme and Pathmark. He has held a wide range of operational and commercial positions, serving since 2000 as Executive Vice President of Sales and Marketing for Giant-Carlisle/Tops.

Schiano has held a number of senior executive positions at current and former Ahold companies, including Stop & Shop, BI-LO, and Edwards Super Food Stores, before becoming President and CEO of Giant-Carlisle in 1997 and assuming responsibility for Tops Markets in 2003.

"After years of dedicated service, Tony leaves a great legacy of leadership. During his ten years as CEO of Giant-Carlisle, he and the team doubled the number of stores and delivered ten years of identical sales growth there" said Moberg. "On behalf of the Corporate Executive Board, I wish Tony an enjoyable retirement and him and his family all the best for the future."

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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2007001                                                            www.ahold.com